EXHIBIT 12.1
JOHNSON CONTROLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows our ratio of earnings to fixed charges for each of our last five fiscal years:

	Year Ended September 30,
(Dollars in millions)	2001	2002	2003	2004	2005

Income from continuing operations	$471.6	$583.6	$644.9	$766.8	$757.2
Provision for income taxes	294.0	304.2	273.5	251.4	205.1
Minority interests in net earnings of subsidiaries	31.1	26.2	23.4	51.6	41.1
Income from equity affiliates	(51.2)	(66.3)	(76.9)	(96.4)	(71.8)
Distributed income of equity affiliates	34.8	34.9	51.1	77.8	25.3
Amortization of previously capitalized interest	5.6	6.7	8.0	8.1	7.5
Other	(0.9)	(1.1)	—	—	—
Fixed charges less capitalized interest	192.5	191.1	185.2	189.7	203.0

Earnings	$977.5	$1,079.3	$1,109.2	$1,249.0	$1,167.4

Fixed charges:
Interest incurred and amortization of debt expense	$143.3	$135.4	$121.8	$127.4	$133.5
Estimated portion of rent expense	59.7	63.3	69.3	78.3	80.7
Fixed charges	203.0	198.7	191.1	205.7	214.2
Less: Interest capitalized during the period	(10.5)	(10.0)	(5.9)	(16.0)	(11.2)

Fixed charges less capitalized interest	$192.5	$188.7	$185.2	$189.7	$203.0

Ratio of earnings to fixed charges	4.8	5.4	5.8	6.1	5.5

     For the purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.